EXHIBIT 99.01

Notice to Unitholders

Fee Change to Class A and Class B Units

Dear Unitholder,                                                                                                                              October 18, 2013

We are writing to advise you of key changes to the fees and expenses charged to Class A and Class B Units of RJO Global Trust, effective as of November 1, 2013. Overall asset-based fees and expenses charged to Class A and Class B Units are being decreased by 0.02% of the Trust’s month-end net assets on an annual basis.

As of August 30, 2013, R.J. O’Brien Fund Management, LLC, Managing Owner of the Trust, has appointed RPM Risk & Portfolio Management AB (“RPM”) as Investment Manager to the Trust, giving the Trust access to RPM’s “Evolving Manager Program.”

The table on page 9 of the Trust’s Disclosure Document is hereby deleted and replaced with the table below.  The fees and expenses described below become effective as of November 1, 2013.

Recipient	Nature of Payment	Amount of Payment
The Clearing Broker	Brokerage Fee	Charged as actually incurred. Estimated to be approximately 0.92% of the Trust’s month-end assets on an annual basis with respect to Class A and Class B Units.
The Selling Agents	Selling Commission	Class A Units are subject to a selling commission of 2.0% annually. Class B Units are not subject to a selling commission.
The Trading Advisors	Management Fee	The Trust pays each Trading Advisor a monthly rate of up to 0.167% (2.0% annually) of the portion of net assets managed by each Trading Advisor.
	Incentive Fee	As of each calendar quarter-end, up to 25% of any new trading profits for such quarter generated by a Trading Advisor will be paid to such Trading Advisor.
The Investment Manager	Investment Management Fee	The Trust pays the Investment Manager a fee of 0.75% of the Trust’s month-end net assets on an annual basis.
The Managing Owner	Managing Owner Fee	The Trust pays the Managing Owner a fee of 0.50% of the Trust’s month-end net assets on an annual basis.
Redemption Fee
A redemption charge of 1.5% of the redemption date net asset value per Unit is imposed on Units redeemed on or before the end of the first eleven months after issuance and is deducted from Unitholders’ redemption proceeds and paid to the Managing Owner.

Third Parties	Ongoing Offering Costs	As incurred, subject to a ceiling of 0.50% of the Trust’s average month-end net assets in each fiscal year.
	Administrative Expenses	As incurred, currently estimated to be approximately 0.88% of the Trust’s average month-end net assets during each fiscal year.
	Extraordinary Charges	Actual payments to third parties; not subject to estimate.

In addition, the 3rd paragraph on page 21 has been revised as follows:

Special Redemption in Event of 50% Decline in Net Assets; Limitation on Redemption Payments

If the Trust experiences a decline in net asset value per unit as of the close of business on any business day to less than 50% of the net asset value per unit on the prior month-end net asset value, or to $50 or less, the Managing Owner will liquidate all open positions and suspend trading.  Within ten days of such event, the Managing Owner shall declare a special redemption date and mail notice of such event to each Unitholder.  The right of a Unitholder to receive a redemption payment, including in connection with this special notice, depends on the Trust’s ability to obtain the necessary funds by liquidating commodity positions and obtaining payments from its commodity brokers, banks, or other persons or entities.

Please let us know if you have any questions.

Thank you for your support of the RJO Global Trust.

R.J. O’Brien Fund Management, LLC
Managing Owner, RJO Global Trust